

Mailstop 3233

August 23, 2016

Via E-Mail
Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Avenue
Glendale, California 91201-2397

> **Re:** **PS Business Parks, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 1-10709**

Dear Mr. Stokx:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2015

4. Investment in unconsolidated joint venture, page 60

1.   We note you have a 95% economic interest in Amherst JV, LLC, and that in addition to the land previously held for development contributed to the joint venture in October 2015, you have also agreed to provide the joint venture with a construction loan totaling $75 million. Please provide to us an analysis of your basis for accounting for the joint venture investment using the equity method, and cite the accounting literature relied upon. In addition, tell us and disclose in future periodic filings the aggregate amount of development costs estimated and incurred through your balance sheet date.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Operating Income, page 23

2.      It appears that you have disclosed the non-GAAP financial measure Net operating income, included herein and within results of operations, with greater prominence than your results of operations prepared in conformity with U.S. GAAP for the three and six months ended June 30, 2016.  Please tell us how you considered Question 102.10 from the updated Compliance and Disclosure Interpretations for Non-GAAP Financial Measures issued on May 17, 2016.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities